UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-41978

MIXED MARTIAL ARTS GROUP LIMITED

(Translation of registrant’s name into English)

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

+61 1800 151 865

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

MIXED MARTIAL ARTS GROUP LIMITED

EXPLANATORY NOTE

On September 9, 2025, Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company”) announces the appointment of Donald Trump Jr. as a Strategic Advisor. Trump Jr. will provide counsel to the board and management, leveraging his experience in technology, media, and brand building to expand MMA.INC’s global recognition and accelerate commercialization of its combat sports platforms. He joins Conor McGregor, MMA.INC’s most prominent investor, as a Strategic Advisor, strengthening the Company’s leadership as it continues to grow following partnerships such as its collaboration with UFC Gym Group.

MMA.INC operates a technology-driven ecosystem connecting over 700 million global MMA fans with training programs, gyms, and athletes. Its platforms include BJJLink, TrainAlta, MixedMartialArts.com and Hype, serving millions of users and thousands of gyms worldwide. With Trump Jr.’s advisory role and McGregor’s active involvement, the Company aims to increase fan participation, support small businesses in the martial arts sector, and scale its presence across global combat sports.

In connection with the appointment, the Company has entered into a 24-month Strategic Advisor Agreement with Red Rock West LLC, an entity affiliated with Mr Trump Jr. Under the agreement, Red Rock West was issued 1,500,000 options, each exercisable into one ordinary share at $0.001 per share. No shares issued upon exercise may be sold, transferred, or otherwise disposed of for a period of 12 months from their date of issue.

Exhibits.

The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Press release dated September 9 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIXED MARTIAL ARTS GROUP LIMITED

Date: September 9, 2025	By:	/s/ Nick Langton
	Name:	Nick Langton
	Title:	Founder and Chief Executive Officer

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